January 17, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Attn:    Jim B. Rosenberg
Andrew Mew
Mark Brunhofer
100 F Street, NE
Washington, D.C. 20549-4720

Re:	Halozyme Therapeutics, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 8, 2013
File No. 001‑32335

Dear Mr. Rosenberg:
We are writing in response to the December 20, 2013 letter to Halozyme Therapeutics, Inc. (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the year ended December 31, 2012 (the “10-K”) and the Company’s Form 10-Q for the Quarterly Period ended September 30, 2013 (the “10-Q”). For ease of reference, each of the Staff’s comments is set forth below followed by the Company’s response to the Staff’s comment.
Form 10-K for the fiscal year ended December 31, 2012
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Research and Development Expenses, page F-13

1.
You disclose that you expense as incurred milestone payments made in connection with in-licensed technology or product candidates when there is uncertainty in receiving future economic benefits from the licensed technology or product candidates. Please tell us how this policy complies with the guidance in ASC 730-10-25-2c. In your response, please tell us whether you in-licensed any technology or product candidates that had alternative future uses in research and development projects or otherwise. Please provide us proposed revised policy disclosure to be included in future periodic reports that evidences your compliance with the referenced guidance.
Response:
We respectfully submit that we have not in-licensed any technology or product candidates that had alternative future uses in research and development projects or otherwise. In response to the Staff’s comment, we propose to revise our disclosures in Note 2, Summary of Significant Accounting Policies, Research and Development Expenses as shown below (new text underlined and deleted text struck). The proposed disclosures are prepared as of September 30, 2013, the end of our last fiscal quarter, but will be revised in the Form 10-K for the year ended December 31, 2013 to reflect financial information as of December 31, 2013.
“Notes to Condensed Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Research and Development Expenses
Research and development expenses include salaries and benefits, facilities and other overhead expenses, external clinical trial expenses, research related manufacturing services, contract services and other outside expenses. Research and development expenses are charged to operations as incurred when these expenditures relate to our research and development efforts and have no alternative future uses. Costs related to purchases of API and the manufacturing of a collaboration product incurred after receiving approval from the FDA or comparable regulatory agencies in foreign countries for such product are capitalized as inventory. The manufacturing costs of API for Herceptin SC and HyQvia incurred after the receipt of the European marketing approvals are capitalized as inventory.
In accordance with certain research and development agreements, we are obligated to make certain upfront payments upon execution of the agreement. Advance payments, including nonrefundable amounts, for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts will be recognized as an expense as the related goods are delivered or the related services are performed or such time when we do not expect the goods to be delivered or services to be performed.
Milestone payments that we make in connection with in-licensed technology ~~or product candidates~~ for a particular research and development project that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are expensed as research and development costs at the time the costs are incurred.~~as incurred when there is uncertainty in receiving future economic benefits from the licensed technology or product candidates. We consider the future economic benefits from the licensed technology or product candidates to be uncertain until such licensed technology or product candidates are approved for marketing by the regulatory bodies such as the FDA or when other significant risk factors are abated. Management has viewed future economic benefits for all of our licensed technology to be uncertain and has expensed these amounts as incurred.~~ We have no in-licensed technologies that have alternative future uses in research and development projects or otherwise.”

Form 10-Q for the quarterly period ended September 30, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 31

2.
You disclose in the last paragraph on page 32, related to the three-month period and in the first paragraph on page 35, related to the nine-month period, that your cost of sales excludes the cost of inventory of Herceptin SC and HyQvia incurred prior to receipt of regulatory marketing approval. Please provide us proposed revised disclosure to be included in future periodic reports that includes:

•	The amount, by year, of manufacturing costs of API for Herceptin SC and HyQvia incurred prior to receiving the marketing approvals that was previously charged to research and development expense;

•
The estimated selling price or range of zero-cost/reduced-cost inventory you have at the latest balance sheet date presented and an indication as to the time period you expect to sell this inventory; and

•	The estimated cost of sales or a range, if determinable, as a percentage of selling price that you expect to incur after the zero-cost/reduced cost inventory has been consumed.
Response:
In our future filings, beginning with our Form 10-K for the year ended December 31, 2013, we will revise our disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations as shown below (new text underlined and deleted text struck). The proposed disclosures are prepared as of September 30, 2013, the end of our third fiscal quarter, but will be revised in the Form 10-K for the year ended December 31, 2013 to reflect financial information as of December 31, 2013.

“Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three Months Ended September 30, 2013 Compared to Three Months Ended September 30, 2012
Cost of Product Sales – Cost of product sales were $0.7 million for the three months ended September 30, 2013 compared to $0.2 million for the three months ended September 30, 2012. The increase of $0.5 million in cost of product sales was mainly due to the increased product sales of Hylenex recombinant.
Cost of product sales of API for Herceptin SC excluded ~~The~~ the related manufacturing costs ~~of API for Herceptin SC~~ totaling $6.5 million that were incurred prior to receiving the marketing approval ~~have been~~ and thus were charged to research and development expenses in the periods such costs were incurred. Therefore, there was minimal cost of product sales of API for Herceptin SC recognized in the current period. Of the $6.5 million manufacturing costs, the amounts charged to research and development expenses were $1.0 million and $6.3 million for the three and nine months ended September 30, 2013, respectively, and zero and $0.2 million for the three months ended September 30, 2012 and twelve months ended December 31, 2012, respectively.
The estimated selling price of the zero-cost inventory of Herceptin SC API on hand as of September 30, 2013, was approximately $3.1 million. We expect to sell this inventory by the end of the first half of 2014. After this zero-cost inventory has been consumed, we expect the estimated cost of product sales to be approximately 83% of API product sales revenue. There was no HyQvia API inventory on hand as of September 30, 2013.
Based on the reintroduction of Hylenex recombinant in December 2011 and the European approvals of and Herceptin SC in August 2013 and HyQvia in May 2013, we expect cost of product sales to continue to increase through the end of 2013 as compared to 2012.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012
Cost of Product Sales – Cost of product sales were $2.7 million for the nine months ended September 30, 2013 compared to $0.4 million for the nine months ended September 30, 2012. The increase of $2.3 million in cost of product sales was mainly due to the $1.6 million increase in cost of product sales related to the increased Hylenex recombinant sales and a $0.6 million write-off of certain work-in-process and finished goods inventory.
Cost of product sales of API for Herceptin SC and HyQvia excluded ~~The~~ the related manufacturing costs ~~of API for Herceptin SC and HyQvia~~ totaling $7.4 million that were incurred prior to receiving the marketing approvals ~~have been~~ and thus were charged to research and development expenses in the periods such costs were incurred. Therefore, there was minimal cost of product sales of API for Herceptin SC and HyQvia recognized in the current period. Of the $7.4 million manufacturing costs, the amounts charged to research and development expenses were $6.4 million for the nine months ended September 30, 2013 and $0.6 million and $1.0 million for the nine months ended September 30, 2012 and twelve months ended December 31, 2012, respectively.
The estimated selling price of the zero-cost inventory of Herceptin SC API on hand as of September 30, 2013, was approximately $3.1 million. We expect to sell this inventory by the end of the first half of 2014. After this zero-cost inventory has been consumed, we expect the estimated cost of product sales to be approximately 83% of API product sales revenue. There was no HyQvia API inventory on hand as of September 30, 2013.
Based on the reintroduction of Hylenex recombinant in December 2011 and the European approvals of Herceptin SC in August 2013 and HyQvia in May 2013, we expect cost of product sales to continue to increase through the end of 2013 as compared to 2012.”
***
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any further questions, comments or requests for information, please feel free to contact me at dramsay@halozyme.com or (858) 704-8260.
Sincerely,
Halozyme Therapeutics, Inc.

By: /s/ David A. Ramsay
David A. Ramsay
Vice President and Chief Financial Officer

cc:     Jean Liu, Halozyme Therapeutics, Inc.
Douglas Rein, Partner, DLA Piper LLP (US)
Chad Whitehead (Ernst & Young LLP)